As filed with the Securities and Exchange Commission

FILE NO. 70-10100

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Rule 24 Certificate

TO

FORM U-1

APPLICATION-DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

_____________________________________

Allegheny Energy, Inc.
Allegheny Energy Supply Company, LLC
10435 Downsville Pike
Hagerstown, MD 21740
______________________________________

Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

David Hertzog Vice President and General Counsel Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740	Anthony Wilson Senior Attorney Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740

This Certificate of Notification is filed by Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and its direct wholly owned generating subsidiary company, Allegheny Energy Supply Company, LLC, pursuant to Applicants' Form U-1 Application-Declaration, as amended, and the order of the Securities and Exchange Commission dated December 31, 2001 (HCAR No. 27486) as amended by subsequent orders including the order dated February 3, 2004 (HCAR No. 27796) (the "Order") in the above-referenced file. Specifically, as set forth in the News Release, attached as Exhibit A, on March 8, 2004, Allegheny refinanced its outstanding bank debt through a credit facility and term loan totaling $300 million, and two term loans totaling $1.25 billion at Allegheny Energy Supply.

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Statement to be signed on its behalf by the undersigned thereunto duly authorized.

ALLEGHENY ENERGY INC. ALLEGHENY ENERGY SUPPLY CO., LLC By: /s/ Regis F. Binder Regis F. Binder Treasury
Dated: March 18, 2004

Exhibit A

NEWS RELEASE

For Media, contact:
Janice D. Lantz
Manager, Communications
800 Cabin Hill Drive
Greensburg, Pa. 15601-1689
Phone: (724) 838-6984
Media Hotline: 1-888-233-3583
mkunian@alleghenyenergy.com
E-Mail: jlantz@alleghenyenergy.com

For Investor Relations, contact: Max Kuniansky Director, Investor Relations 800 Cabin Hill Drive Greensburg, Pa. 15601-1689 Phone: (724) 838-6895 E-Mail:

FOR IMMEDIATE RELEASE Allegheny Energy Completes $1.55 Billion Debt Refinancing Key Initiative in Program to Provide Financial Stability

Hagerstown, Md., March 8, 2004 - Allegheny Energy, Inc. (NYSE: AYE) today announced that it has closed a credit facility and a term loan at Allegheny Energy totaling $300 million and two term loans totaling $1.25 billion at its subsidiary, Allegheny Energy Supply Company, LLC. The proceeds have been used to refinance all the outstanding bank debt of Allegheny Energy and Allegheny Energy Supply. In addition, the companies used cash to reduce debt by approximately $175 million.

"Refinancing our debt was Allegheny's most important goal for 2004," said Paul J. Evanson, Chairman and CEO. "The new loans and credit facility and the reduction in the level of our debt outstanding will reduce our interest payments by more than $60 million annually, extend maturities, and significantly improve financial flexibility. We can now focus on other initiatives, especially further reducing leverage and building a high-performance organization."

The new debt has been structured as follows:

  Allegheny Energy -- $200 million unsecured revolving credit facility and a $100 million unsecured term loan. Both will have a term of three years and an interest rate of London Interbank Offered Rate (LIBOR) plus 300 basis points. Lead lenders are Citigroup Global Markets Inc. and Scotia Capital (USA) Inc.

  Allegheny Energy Supply -- $750 million secured term loan, with a term of seven years and an interest rate of LIBOR plus 300 basis points. Lead lenders are Citigroup Global Markets Inc. and J.P. Morgan Securities, Inc.

  Allegheny Energy Supply -- $500 million secured term loan, with a term of 7.25 years and an interest rate of LIBOR plus 425 basis points. Lead lenders are Citigroup Global Markets Inc. and Banc of America Securities LLC.

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Allegheny Energy

          Allegheny Energy is an integrated energy company with a portfolio of businesses, including Allegheny Energy Supply, which owns and operates electric generating facilities, and Allegheny Power, which delivers low-cost, reliable electric and natural gas service to about four million people in Pennsylvania, West Virginia, Maryland, Virginia and Ohio. More information about Allegheny Energy is available at www.alleghenyenergy.com.

Forward-Looking Statements

          In addition to historical information, this release contains a number of "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.  These include statements with respect to: regulation and the status of retail generation service supply competition in states served by Allegheny Energy's delivery business, Allegheny Power; the closing of various agreements; execution of restructuring activity and liquidity enhancement plans; results of litigation; financing and plans; demand for energy and the cost and availability of inputs; demand for products and services; capacity purchase commitments; results of operations; capital expenditures; regulatory matters; internal controls and procedures and accounting issues; and stockholder rights plans. Forward-looking statements involve estimates, expectations, and projections and, as a result, are subject to risks and uncertainties.  There can be no assurance that actual results will not materially differ from expectations.  Actual results have varied materially and unpredictably from past expectations. Factors that could cause actual results to differ materially include, among others, the following: execution of restructuring activity and liquidity enhancement plans; complications or other factors that render it difficult or impossible to obtain necessary lender consents or regulatory authorizations on a timely basis; general economic and business conditions; changes in access to capital markets; the continuing effects of global instability, terrorism, and war; changes in industry capacity, development, and other activities by Allegheny's competitors; changes in the weather and other natural phenomena; changes in technology; changes in the price of power and fuel for electric generation; the results of regulatory proceedings, including those related to rates; changes in the underlying inputs, including market conditions, and assumptions used to estimate the fair values of commodity contracts; changes in laws and regulations applicable to Allegheny, its markets, or its activities; environmental regulations; the loss of any significant customers and suppliers; the effect of accounting policies issued periodically by accounting standard-setting bodies; additional collateral calls; and changes in business strategy, operations, or development plans. Additional risks and uncertainties are identified and discussed in Allegheny Energy's reports filed with the Securities and Exchange Commission.